UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Perkins, Bruce D
   500 W. Main St.
   Louisville, KY  40202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   October 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Sr. Vice President - Provider Affairs & Reengineering
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common (1)                 |10/31/|P   | |2,500             |A  |18.125     |9,501              |D     |                           |
                           |96    |    | |                  |   |           |                   |      |                           |
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Common (1)                 |10/31/|I   |V|969.5             |A  |(2)        |11,335.5           |I     |HRSP(2)                    |
                           |96    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common(3)             |6.8694  |     |    | |           |   |03/02|03/02|Common      |249    |       |249         |D  |            |
                      |        |     |    | |           |   |/92  |/99  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Common(3)             |11.0131 |     |    | |           |   |09/13|09/13|Common      |1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |/91  |/00  |            |       |       |            |   |            |
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Common(3)             |11.0131 |     |    | |           |   |09/13|09/13|Common      |1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |/92  |/00  |            |       |       |            |   |            |
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Common(3)             |11.0131 |     |    | |           |   |09/13|09/13|Common      |1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |/93  |/00  |            |       |       |            |   |            |
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Common(3)             |8.9098  |     |    | |           |   |11/18|11/18|Common      |1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |/92  |/01  |            |       |       |            |   |            |
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Common(3)             |8.9098  |     |    | |           |   |11/18|11/18|Common      |1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |/93  |/01  |            |       |       |            |   |            |
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Common(3)             |8.9098  |     |    | |           |   |11/18|11/18|Common      |1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |/94  |/01  |            |       |       |            |   |            |
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Common(3)             |6.5625  |     |    | |           |   |04/14|04/14|Common      |15,000 |       |15,000      |D  |            |
                      |        |     |    | |           |   |/96  |/03  |            |       |       |            |   |            |
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Common(3)             |6.5625  |     |    | |           |   |04/14|04/14|Common      |15,000 |       |15,000      |D  |            |
                      |        |     |    | |           |   |/97  |/03  |            |       |       |            |   |            |
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Common(3)             |6.5625  |     |    | |           |   |04/14|04/14|Common      |15,000 |       |15,000      |D  |            |
                      |        |     |    | |           |   |/98  |/03  |            |       |       |            |   |            |
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Common(3)             |23.0625 |     |    | |           |   |01/12|01/12|Common      |10,000 |       |10,000      |D  |            |
                      |        |     |    | |           |   |/96  |/05  |            |       |       |            |   |            |
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Common(3)             |23.0625 |     |    | |           |   |01/12|01/12|Common      |10,000 |       |10,000      |D  |            |
                      |        |     |    | |           |   |/97  |/05  |            |       |       |            |   |            |
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Common(3)             |23.0625 |     |    | |           |   |01/12|01/12|Common      |10,000 |       |10,000      |D  |            |
                      |        |     |    | |           |   |/98  |/05  |            |       |       |            |   |            |
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Common(4)             |15.625  |     |    | |           |   |07/11|07/11|Common      |33,334 |       |33,334      |D  |            |
                      |        |     |    | |           |   |/97  |/06  |            |       |       |            |   |            |
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Common(4)             |15.625  |     |    | |           |   |07/11|07/11|Common      |33,333 |       |33,333      |D  |            |
                      |        |     |    | |           |   |/98  |/06  |            |       |       |            |   |            |
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Common(4)             |15.625  |     |    | |           |   |07/11|07/11|Common      |33,333 |       |33,333      |D  |            |
                      |        |     |    | |           |   |/99  |/06  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5,1987, as amended and restated on
February 14,1996, pursuant to the Company's Rights Agreement which entitles holders of the Company's Common
Stock in the event certain specified events occur to acquire 1/100th of a share of Series A Participating Preferred
Stock at a price of $145 per fractional
share.
(2) Transfer of funds into Company Stock Fund of the Humana Retirement and Savings Plan based on Plan information as of October 31,1996, exempt under Rule
16b-3(f).
(3) Right to buy pursuant to the Company's 1989 Stock Option Plan for Employees; the Plan contains the right to satisfy the tax withholding obligations with Company stock and also contains Limited Rights provisions in the event of a change in control of the Company.
(4) Right to buy pursuant to the Company's 1996 Stock Incentive Plan for Employees; the Plan contains the right to satisfy the tax withholding obligations with Company stock and also contains Limited Rights provisions in the event of a change in control of the Company.